UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of July 2021

Commission File Number 001-38367

SOL-GEL TECHNOLOGIES LTD.
(Translation of registrant’s name into English)

7 Golda Meir Street
Ness Ziona 7403650, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

At the Annual Meeting of Shareholders of Sol-Gel Technologies Ltd. (the "Company") held today, the following resolutions were approved by the shareholders:

(1)
To appoint Kesselman & Kesselman, certified public accountants in Israel and a member of PricewaterhouseCoopers International Limited, as the Company’s independent auditors for the year 2021 and for an additional period until the following annual general meeting; and to inform the shareholders of the aggregate compensation paid to the auditors for the year ended December 31, 2020;

(2)
To approve the re-election of Mr. Moshe Arkin and Mr. Itai Arkin as Class III directors to the board of directors of the Company, each for an additional three-year term until the annual general meeting to be held in 2024;

(3)	To approve the annual cash bonus plan for 2021 for Dr. Alon Seri-Levy, the Company's chief executive officer; and
(4)	To approve an amendment to the Company's Articles of Association to increase the maximum number of directors that may serve on the Board of Directors to ten (10).
This Report on Form 6-K is hereby incorporated by reference into the Company's Registration Statement on Form S-8 (Registration No. 333-223915) and its Registration Statement on Form F-3 (Registration No. 333-230564).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOL-GEL TECHNOLOGIES LTD.

Date: July 8, 2021	By:	/s/ Gilad Mamlok
Gilad Mamlok
Chief Financial Officer